AGREEMENT

This Agreement is entered into on the 1st day of June, 1996, between

                          NORTH AMERICAN RESORTS, INC.
                           315 E. ROBINSON - SUITE 190
                             ORLANDO, FLORIDA 32660
                                     (NIAR)

                                       AND

                         RUSH ENTERTAINMENT CORPORATION
                             15187 EDGEWATER CIRCLE
                           PRIOR LAKE, MINNESOTA 55372
                                     (RUSH)

         In consideration of the mutual promises and covenants contained in this Agreement, the parties agree as follows:

1. Lead Generation Program. Rush agrees to provide to NIAR a lead generation program specifically designed to target timeshare sales in the Orlando, Florida area. The program will consist of (1) securing one to three advertising pages in inflight magazines on airline charter services to the Florida area equal to an amount of $2500 per month for a twelve month period or a total of $30,000. (2) providing an average of $2500 per month of radio advertising in the upper midwest for a total of $30,000, which can be used in any increment during any period over the next twelve months, (3) providing leads generated at various charter terminals, actual in flight leads and other various airline terminals which service the Florida area.

2. Consideration. In exchange for the lead generation program, NIAR will issue to Rush 600,000 shares of registered NIAR common stock at market value of $.15 per share.

3. Representations and Warranties. The parties represent and warrant as follows, and each representation and warranty shall be true and accurate in all material respects, both as of the date of this Agreement, and as of the Closing.

         3.1 NIAR is a valid corporation in good standing under the laws of the State of Colorado; Rush is a corporation in good standing under the laws of the Minnesota, both parties have the authority to enter into and perform this Agreement. This Agreement is binding on NIAR and Rush and enforceable by its terms.

         3.2 No representation or warranty made in this Agreement or in any documents furnished in connection with the contemplated transactions contains any untrue statement or material fact necessary for full disclosure to NIAR or Rush.

4. Conditions to Closing. The obligations of NIAR and Rush under this Agreement are subject to the delivery of 600,000 shares of NIAR common stock by NIAR to Rush.

5. Survival of Representations and Warranties. The representations contained in this Agreement and in any Schedule or accompanying document shall survive the Closing.

6. Notices. Any notice to any party pursuant to this Agreement shall be effective on the date delivered personally or placed in first class main postage prepaid, and addressed to such party at its address set forth above. The addresses may be changed from time to time by written notice.

7. Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon and enforceable against the respective successors and assigns of the parties.

8. Governing Law. This Agreement shall be construed and interpreted in accordance with the laws of the State of Minnesota.

IN WITNESS WHEREOF, the parties have executed this Agreement.

/s/ Brian A. Nelson
North American Resorts, Inc.

/s/ Gerald Kro
Rush Entertainment Corporation